EXTENDICARE

Computershare

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class   Subordinate Voting

Holder Account Number

Please print in ink. Print in CAPITAL letters inside the grey
areas as shown in this example.

| A B C | 1 2 3 | X | X |

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Form of Proxy - Annual to be held on May 8, 2003

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

ELECTRONIC DELIVERY OF SECURITYHOLDER COMMUNICATIONS

We are implementing a voluntary program for delivery to securityholders of company documents by electronic means. This will result in increased convenience to securityholders, benefits to our environment and reduced costs. This new initiative will give securityholders the ability to electronically access important company documents easily and quickly.

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To Receive Documents Electronically

- You can enrol to receive future securityholder
  communication electronically by visiting
  www.computershare.com - click "Investors",
  "View Shareholding", and after accessing
  your account, click "Communication Details".

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER   **PROXY ACCESS NUMBER**

Proxies submitted must be received by 5:00 p.m., EST on Monday, May 5, 2003

THANK YOU

000P5E



This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Extendicare hereby appoint(s):
David J. Hennigar, Chairman, or failing him H. Michael Burns, Deputy Chairman, or failing him Mel Rhinelander, President and Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matter that may properly come before the Annual Meeting of Extendicare to be held at The Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario on Thursday, May 8, 2003 at 11:00 a.m. and at any adjournment thereof.

1. Election of Directors The nominees proposed by Management are:

David M. Dunlap; George A. Fierheller; Dr. Seth B. Goldsmith; Mel Rhinelander

FOR all nominees: ☐

WITHHOLD vote for all nominees: ☐

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2. Appointment of Auditors

	For	Withhold
Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - Sign Here - This section <u>must</u> be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

	Day Month Year

Quarterly Financial Statements Request

☐ Mark this box if you would like to receive Quarterly Financial Statements.

If you do not mark the box, or do not return this proxy, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

EXEQ



000P6F